


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2005
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ______________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

Kimberly-Clark Corporation Defined Contribution Plans Trust

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.1 hereto.

3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.2 hereto.

4. Kimberly-Clark Corporation Defined Contribution Plans Trust

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedules of the Kimberly-Clark Corporation Defined Contribution Plans Trust is set forth in such financial statements and supplemental schedules filed as Exhibit 99.3 hereto.

5. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements
99.3	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan, Kimberly-Clark Corporation Retirement Contribution Plan and Kimberly-Clark Corporation Defined Contribution Plans Trust, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN,

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN, and

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST

Date: June 23, 2005

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Jane P. Nerison
Vice President – Compensation and Benefits

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements
99.3	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104099 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 15, 2005, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan, the Kimberly-Clark Corporation Retirement Contribution Plan and the Kimberly-Clark Corporation Defined Contribution Plans Trust, in each case for the year ended December 31, 2004.



Dallas, Texas
June 23, 2005

Exhibit 99.1

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2004 and 2003,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2004
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.



June 15, 2005

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 2,148,593,935	$ 2,045,517,557
Contributions Receivable:		
Employee after-tax contributions	241,956	230,236
Employee pre-tax contributions	3,524,195	3,492,277
Employer matching contributions	1,255,880	1,260,147
Participant loan Interest	23,863	33,944
Total Assets	2,153,639,829	2,050,534,161
Net Assets Available for Benefits	$ 2,153,639,829	$ 2,050,534,161

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to Net Assets Available for Benefits		
Investment income:		
Allocated share of changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 196,504,154	$ 315,661,284
Dividends on Kimberly-Clark Corporation common stock	24,279,792	23,254,201
Interest on participant notes receivable	864,132	1,046,615
Net investment gain	221,648,078	339,962,100
Contributions:		
Employee after-tax contributions	7,870,435	7,391,683
Employee pre-tax contributions	84,128,487	81,750,704
Employer matching contributions	28,996,914	29,078,998
Forfeitures used to reduce employer contributions	(349,705)	(301,875)
Total contributions	120,646,131	117,919,510
Total Additions	342,294,209	457,881,610
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	177,657,105	108,147,442
Transfer out to the Neenah Paper 401(k) Retirement Plan	61,531,436	-
Total Deductions	239,188,541	108,147,442
Net increase prior to interfund transfers	103,105,668	349,734,168
Interfund transfers:		
Transfers to other funds	-	104,002
Net Increase	103,105,668	349,838,170
Net Assets Available for Benefits		
Beginning of Year	2,050,534,161	1,700,695,991
End of Year	$ 2,153,639,829	$ 2,050,534,161

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2004 and 2003, the assets relate to the IIP's share of the allocated net assets of the Trust, which are stated at fair value. Changes in net assets are allocated in the following manner: investment income, excluding Kimberly-Clark Corporation stock dividend income and administrative expenses are allocated on a basis proportionate to the IIP's share of net assets.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

Effective January 6, 2003, an eligible employee who is considered non-highly compensated may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose annual 2003 compensation was $90,000 or less. An eligible employee who is considered highly compensated may elect to make "401(k) contributions" and after-tax contribution in any combination up to 15%, if below the age of 50, or up to 17%, if age 50 or older, (in whole percentages) of base salary. 401(k)

Contributions and After-Tax Contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions, which are always made to the K-C Stock Fund, are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount can be reallocated to another investment fund within the IIP.

There are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant.

Investment Elections

A participant's contributions are invested in one or more of the following twelve separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Neenah Paper Stock Fund, which is invested primarily in the common stock of Neenah Paper, Inc.;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;

- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the fund.

Effective October 3, 2003, a participant also has the option to invest their contributions in a Self-Directed Brokerage Account (SDBA). The SDBA gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's core investment funds.

Withdrawals

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31,1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any withdrawals from their basic after-tax account credited prior to January 6, 2003 or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

Loans

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan is incurred.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers thereof.

The Trustee will vote all shares held in the Neenah Paper Stock Fund at the Neenah Paper stockholders meetings. The participant does not have the right to direct the Trustee in regards to the Neenah Paper Stock Fund.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2004, the Trust held 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2003, the Trust held 16,508,339 shares of the Corporation's common stock at a fair value of $975,477,751. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

5. TAX STATUS

The Internal Revenue Service issued a determination letter that the Kimberly-Clark Salaried Employees Incentive Investment Plan (Salaried Plan), the predecessor plan to the IIP, qualified under Section 401(a) of the Code and that the plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on this plan on June 6, 2002. Although the IIP has not requested a new determination letter, management believes that the IIP is designed and being operated in compliance with the applicable requirements of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed.

Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the IIP at December 31, 2004 and December 31, 2003, were $444,104 and $530,782, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2004, the IIP was amended to add the definition of the "Neenah Paper Stock Fund" and resolutions were adopted on the Spin-off of Neenah Paper, Inc. and the transfer to the Neenah Paper Plans from the IIP and RCP (See Note 8).

During the year ended December 31, 2003, the IIP was amended to (a) provide vesting for each salaried and hourly employee terminated in connection with the sale of Kimberly-Clark Printing Technology; (b) add language for the SDBA; (c) incorporate required law changes for minimum distributions under the final regulations for Code Section 401(a)(9); (d) effective January 1, 2004, declare that only the K-C Stock Fund portion of the IIP is an ESOP; and (e) eliminate the installment distribution option.

8. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $61,531,436 were transferred to Neenah Paper 401(k) Retirement Plan for employees who were no longer employed by the Employer and were eligible for this plan.

9. MASTER TRUST

The IIP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP, and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2004 and 2003, IIP's interest in the net assets of the Trust was approximately 91% and 92%, respectively.

At December 31, 2004 and 2003, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2004	2003
Investments, at fair value:		
Cash equivalents	$ 44,031,359	$ 39,072,440
Kimberly-Clark Corporation Common Stock (14,754,779 and 16,508,339 shares)	971,012,006	975,477,751
NPI Common Stock	14,941,820	-
Collective funds	1,149,404,141	1,060,680,684
Self-Directed Brokerage Account	33,833,807	15,441,340
Non-pooled separate accounts	136,766,233	116,467,033
Group annuity contracts	-	598,642
Participant notes receivable	19,999,625	19,747,761
Total investments	2,369,988,991	2,227,485,651
Receivables	7,928,951	5,809,915
Payables	(2,510,908)	(4,134,411)
Net assets	$2,375,407,034	$2,229,161,155
Total investments at cost	$2,210,249,745	$2,131,046,705

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation common stock	$ 124,271,468	$ 198,361,965
Neenah Paper, Inc. common stock	(1,312,150)	-
Collective funds – Barclays Global Investors	62,823,841	109,082,219
Collective funds – American Express	11,476,873	12,409,774
Non-pooled separate accounts – Barclays	13,234,358	19,058,436
Self-Directed Brokerage Account		
Bonds	15,219	(15,529)
Common Stock	(713,717)	60,536
Preferred Stock	16,399	8,803
Mutual Funds	936,012	153,846
Limited Partnerships	(4,061)	431
Interest income	3,837,134	3,069,307
Dividend income – Other (SDBA)	732,234	34,401
Dividend income – Kimberly-Clark Corporation stock	25,290,597	24,036,571
Net investment income	$ 240,604,207	$ 366,260,760

****

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

Identity of Investment Issuer	Description of Investment	Current Value
US Bank[1]	Participant Notes Receivable rate of interest (4.00% - 9.50%) maturity dates (January 2005 - November 2014)	$ 19,999,625

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

Exhibit 99.2

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2004 and 2003,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



June 15, 2005

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 and 2003

Assets

	2004	2003
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 224,656,224	$ 182,278,674
Net Assets Available for Benefits	$ 224,656,224	$ 182,278,674

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to Net Assets Available For Benefits		
Investment income:		
Allocated share of changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 15,997,681	$ 23,350,306
Dividends on Kimberly-Clark Corporation common stock	1,010,805	782,370
Net investment income	17,008,486	24,132,676
Contributions:		
Employer contributions	39,096,329	37,364,047
Forfeitures used to reduce employer contributions	(2,505,981)	(1,937,499)
Total contributions	36,590,348	35,426,548
Total Additions	53,598,834	59,559,224
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	7,215,271	3,814,621
Transfer out to the Neenah Paper Retirement Contribution Plan	4,006,013	-
Total Deductions	11,221,284	3,814,621
Net Increase	42,377,550	55,744,603
Net Assets Available for Benefits		
Beginning of Year	182,278,674	126,534,071
End of Year	$ 224,656,224	$ 182,278,674

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2004 and 2003, the RCP assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Changes in net assets are allocated in the following manner: investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the RCP's share of net assets. All other activity is recorded in the RCP based on the elections of the individual participants in the RCP.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Ft. Worth hourly non-exempt employees began participating in the RCP on July, 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Eligible employees are fully vested upon completing five years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

A participant's contributions are invested in one or more of the following twelve separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Neenah Paper Stock Fund, which is invested primarily in the common stock of Neenah Paper, Inc.;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

If a participant does not make investment elections, all contributions are invested in the Money Market Fund.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or money market securities. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Effective October 3, 2003, a participant also has the option to invest their contributions in a Self-Directed Brokerage Account (SDBA). The SDBA gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA there are additional quarterly fees which are deducted from the participant's core investment funds.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of the participant's accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as noted above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions to the trust.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers thereof.

The Trustee will vote all shares held in the Neenah Paper Stock Fund at the Neenah Paper stockholders meetings. The participant does not have the right to direct the Trustee in regards to the Neenah Paper Stock Fund.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2004, the Trust held 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2003, the Trust held 16,508,339 shares of the Corporation's common stock at a fair value of $975,477,751. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code and that the RCP is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the RCP on May 22, 2002.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the RCP at December 31, 2004 and 2003, were $185 and $63,670, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2004, the RCP was amended to: (a) reflect the revised contribution schedule for Chester hourly organized participants, effective April 1, 2004; (b) reflect the addition of the "Neenah Paper Stock Fund" and resolutions were adopted on the Spin-off of Neenah Paper, Inc. and the transfer to the Neenah Paper Plans from the IIP and RCP (See Note 8); (c) reflect the addition of hourly employees of Avent Ft. Worth as eligible participants effective July 1, 2004; (d) reflect the revised contribution schedule for Marinette hourly organized participants, effective May 1, 2004.

During the year ended December 31, 2003, the RCP was amended to: (a) reflect the revised contribution schedule for the hourly organized participants at Mobile; (b) vest employees in connection with the sale of Kimberly-Clark Printing Technology; (c) add language for the SDBA; and (d) incorporate required law changes for minimum distributions under the final regulation for Code Section 401(a)(9).

8. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $4,006,013 were transferred to Neenah Paper Retirement Contribution Plan for employees who were no longer employed by the Employer and were eligible for this plan.

9. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Incentive Investment Plan. At December 31, 2004 and 2003, the RCP's interest in the net assets of the Trust was approximately 9% and 8%, respectively.

At December 31, 2004 and 2003, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2004	2003
Investments, at fair value:		
Cash equivalents	$ 44,031,359	$ 39,072,440
Kimberly-Clark Corporation Common Stock (14,754,779 and 16,508,339 shares)	971,012,006	975,477,751
NPI Common Stock	14,941,820	-
Collective funds	1,149,404,141	1,060,680,684
Self-Directed Brokerage Account	33,833,807	15,441,340
Non-pooled separate accounts	136,766,233	116,467,033
Group annuity contracts	-	598,642
Participant notes receivable	19,999,625	19,747,761
Total investments	2,369,988,991	2,227,485,651
Receivables	7,928,951	5,809,915
Payables	(2,510,908)	(4,134,411)
Net assets	$2,375,407,034	$ 2,229,161,155
Total investments at cost	$2,210,249,745	$ 2,131,046,705

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Investment Income:		
Net appreciation (depreciation) in fair Value of investments:		
Kimberly-Clark Corporation common stock	$ 124,271,468	$ 198,361,965
Neenah Paper, Inc. common stock	(1,312,150)	-
Collective funds – Barclays Global Investors	62,823,841	109,082,219
Collective funds – American Express	11,476,873	12,409,774
Non-pooled separate accounts – Barclays	13,234,358	19,058,436
Self-Directed Brokerage Account		
Bonds	15,219	(15,529)
Common Stock	(713,717)	60,536
Preferred Stock	16,399	8,803
Mutual Funds	936,012	153,846
Limited Partnerships	(4,061)	431
Interest income	3,837,134	3,069,307
Dividend income – Other (SDBA)	732,234	34,401
Dividend income – Kimberly-Clark Corporation stock	25,290,597	24,036,571
Net investment income	$ 240,604,207	$ 366,260,760

****

Exhibit 99.3

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

Financial Statements
As of December 31, 2004 and 2003,
and for the Years Then Ended,
Supplemental Schedules as of December 31, 2004,
and for the Year Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the
Kimberly-Clark Corporation
Defined Contribution Plans Trust:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Defined Contribution Plans Trust (the Trust) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Trust as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements are those of the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"), which is established under the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan (collectively, the "Plans"). The Trust's financial statements do not purport to present the net assets and changes in net assets of either of the Plans on a stand-alone basis in conformity with accounting principles generally accepted in the United States of America. Furthermore, these statements do not purport to satisfy the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004, and of reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic 2004 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Trust's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2005

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Investments at fair value:		
Cash equivalents	$ 44,031,359	$ 39,072,440
Kimberly-Clark Corporation common stock	971,012,006	975,477,751
Neenah Paper, Inc. common stock	14,941,820	-
Collective funds	1,149,404,141	1,060,680,684
Self-Directed Brokerage Account (SDBA)	33,833,807	15,441,340
Non-pooled separate accounts	136,766,233	116,467,033
Group annuity contracts	-	598,642
Participant notes receivable	19,999,625	19,747,761
Total Investments	2,369,988,991	2,227,485,651
Receivables:		
Dividends	6,122,728	5,681,277
Interest	236,708	127,898
Pending receipts	1,569,515	740
Total Assets	2,377,917,942	2,233,295,566
Liabilities		
Pending disbursements	2,510,908	4,134,411
Total Liabilities	2,510,908	4,134,411
Net Assets Available for Benefits	$ 2,375,407,034	$ 2,229,161,155

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to Net Assets Available For Benefits		
Investment income:		
Net appreciation in fair value of investments	$ 210,744,242	$ 339,120,481
Dividends - Kimberly-Clark Corporation stock	25,290,597	24,036,571
Dividends - stock in SDBA	732,234	34,401
Interest	3,837,134	3,069,307
Net investment income	240,604,207	366,260,760
Contributions:		
Employee after-tax contributions	7,865,303	7,433,685
Employee pre-tax contributions	84,128,487	81,617,844
Employer contributions	68,110,658	66,484,836
Forfeitures used to reduce employer contributions	(2,830,413)	(2,239,375)
Total contributions	157,274,035	153,296,990
Total Additions	397,878,242	519,557,750
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	184,125,044	112,442,513
Transfer out to the Neenah Paper Defined Contribution Trust	65,590,466	-
Administrative expenses	1,916,853	2,216,100
Total Deductions	251,632,363	114,658,613
Net Increase	146,245,879	404,899,137
Net Assets Available for Benefits		
Beginning of Year	2,229,161,155	1,824,262,018
End of Year	$ 2,375,407,034	$ 2,229,161,155

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Kimberly-Clark Corporation ("K-C" or the "Corporation") sponsors the Kimberly-Clark Corporation Incentive Investment Plan ("IIP" or the "Plan") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP") (collectively, the "Plans").

The investment related assets and liabilities of the former Kimberly-Clark Salaried Employees Incentive Investment Plan ("Salaried Plan") and the former Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan ("Hourly Plan") were merged to form the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") effective October 1, 1996. The Hourly Plan was merged into the Salaried Plan effective December 31, 2002 to form the IIP. The RCP was formed effective January 1, 1997 and became a participating plan in the Trust.

All investments are stated at fair value. The fair value of Kimberly-Clark Corporation and Neenah Paper, Inc. common stock held by the Trust is determined as the last selling price on the last business day of the year, as published in an independent source. The fair value of investments in commingled funds is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published in an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies; or an estimate by US Bank (the "Trustee") if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund and Neenah Paper Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending investments in the SDBA.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from the Plans' assets. Trustee fees and administrative expenses are paid by the Trust and allocated among participants. Self Directed Brokerage Account (SDBA) fees are paid by the Trust but are deducted from individual participant accountant's based on usage.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. TRUST TERMINATION

The Corporation has the right to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination of the Plans, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Plans.

3. INVESTMENT ELECTIONS

A participant's contributions are invested in one or more of the following twelve separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Neenah Paper Stock Fund, which is invested primarily in the common stock of Neenah Paper, Inc.;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

The K-C Stock Fund and Neenah Paper Stock Fund are managed by the Trustee. The Money Market and Stable Income Funds are managed by American Express Trust Company or its affiliate. The Value Stock Index, Small Cap Index, Bond Index, Medium-Term Managed, Long-Term Managed, Stock Index, Growth Stock Index, and International Index Funds are managed by Barclays Global Investors.

Effective October 3, 2003, a participant also has the option to invest their contributions in the SDBA. The SDBA gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's account.

4. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2004 and 2003. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2004	2003
Investments at fair value:		
Cash equivalents	$ 44,031,359	$ 39,072,440
Participant notes receivable	19,999,625	19,747,761
	64,030,984	58,820,201
Investments at fair value as determined by quoted market price:		
K-C common stock	971,012,006	975,477,751
Neenah Paper common stock	14,941,820	-
	985,953,826	975,477,751
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Daily Equity Index Fund T	241,321,024	232,938,356
Russell 1000 Growth Fund T	118,169,514	124,499,990
Other	303,162,377	239,196,657
Collective funds - American Express:		
Income Fund III	233,217,688	219,755,936
Other	253,533,538	244,289,745
Non-pooled separate accounts - Barclays	136,766,233	116,467,033
Self-Directed Brokerage Account	33,833,807	15,441,340
Group annuity contract	-	598,642
	1,320,004,181	1,193,187,699
	$2,369,988,991	$2,227,485,651

The Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $210,744,242 and $339,120,481 during 2004 and 2003, respectively, as follows:

	2004	2003
Investments at fair value as determined by quoted market price:		
K-C common stock	$ 124,271,468	$ 198,361,965
Neenah Paper common stock	(1,312,150)	-
	122,959,318	198,361,965

Investments at estimated fair value:		
Collective funds - Barclays Global Investors	62,823,841	109,082,219
Collective funds - American Express	11,476,873	12,409,774
Non-pooled separate accounts - Barclays	13,234,358	19,058,436
Self-Directed Brokerage Account		
Bonds	15,219	(15,529)
Common stock	(713,717)	60,536
Preferred stock	16,399	8,803
Mutual funds	936,012	153,846
Limited partnerships	(4,061)	431
	249,852	140,758,516
	$ 210,744,242	$ 339,120,481

5. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2004, the Trust held 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006. During the year ended December 31, 2004, 4,108,000 shares were acquired; and 5,861,560 shares were disposed.

At December 31, 2003, the Trust held 16,508,339 shares of the Corporation's common stock at a fair value of $975,477,751. During the year ended December 31, 2003, 4,350,000 shares were acquired; and 5,962,735 shares were disposed.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

6. TAX STATUS

The Plans received favorable determination letters from the Internal Revenue Service indicating that their form meets the requirements of Section 401(a) of the Code and the Trust is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued favorable determination letters as follows: Salaried Plan, June 6, 2002; Hourly Plan, June 6, 2002; and RCP, May 22, 2002. Although the IIP (formerly the Salaried Plan) has not requested a new determination letter, management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.

6. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004 the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off"). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper stock for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $65,590,466 were transferred to the trust holding assets for the Neenah Paper 401(k) Retirement Plan and the Neenah Paper Retirement Contribution Plan for employees who were no longer employed by the Employer and were eligible to participate in these plans.

7. PARTICIPATING PLANS

Net assets allocated to the participating Plans exclude most amounts held in the Clearing/Cash Disbursement account as these amounts normally represent funds held for withdrawing participants and participant loan requests. As of December 31, 2004 and 2003, net assets in the Trust available for benefits were allocated to the participating Plans as follows:

	2004	2003
IIP	$2,148,593,935	$2,045,517,557
RCP	224,656,224	182,278,674
	$2,373,250,159	$2,227,796,231

8. RECONCILIATION TO FORM 5500

The following is a reconciliation of the Trust's net assets available for benefits per the financial statements to the Trust's Form 5500 at December 31, 2004, due to the inclusion of the Trust's participant notes receivable on the IIP Form 5500:

Net assets available for Trust benefits per the financial statements	$2,375,407,034
Less: Participant notes receivable	(19,999,625)
Net assets available for Trust benefits per Form 5500	$2,355,407,409

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SUPPLEMENTAL SCHEDULES REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
US Bank[1]	Cash Equivalents		$ 44,031,359
Kimberly-Clark Corporation[1]	Common Stock	$ 807,361,205	971,012,006
Neenah Paper, Inc.	Common Stock	$ 13,435,332	14,941,820
Harris Direct	Self-Directed Brokerage Account		33,833,807
BZW Barclays	Collective Funds:		
	Russell 1000 Value Fund K		62,379,147
	Russell 2000 Index Fund K		108,953,198
	Daily U. S. Debt Market Fund K		75,455,721
	Daily Equity Index Fund T		241,321,024
	Russell 1000 Growth Fund T		118,169,514
	Daily EAFE Equity Index Fund K		56,374,311
	Non-Pooled Separate Accounts:		
	Medium-Term Managed Fund		48,254,075
	Long-Term Managed Fund		88,512,158
			799,419,148
American Express Trust Company	Collective Funds:		
	U. S. Government Securities Fund II		98,745,054
	Money Market Fund I		39,539,819
	Stable Capital Fund II		115,248,665
	Income Fund III		233,217,688
			486,751,226
Total Investments[2]			$ 2,349,989,366

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

[2] Participant notes receivable included on Schedule of Assets (Held at End of Year) of Plan 010.

See accompanying report of independent registered public accounting firm.

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Purchase Price	Selling Price	Sold/Matured Cost of Asset	Net Gain
Single Transactions:					
None					
Series of Transactions:					
Kimberly-Clark Corporation[1]	Common Stock	$ 260,665,134	$ 332,424,289	$ 283,983,041	$ 48,441,248

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.